                                                                    Exhibit 99.2
Contacts:
Lawrence H. N. Kinet                                    Dennis N. Cavender
Chairman and CEO                                        Vice President and CFO
Aksys, Ltd.                                             Aksys, Ltd.
(847) 229-2222                                          (847) 229-2222

For Immediate Release
---------------------

      AKSYS, LTD. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER ENDED
                               DECEMBER 31, 1996

Lincolnshire, IL, January 30, 1997 -- Aksys, Ltd. (Nasdaq/NNM: AKSY), a leader in the development of personal hemodialysis products and services, today reported financial results for the fourth quarter and twelve month period ended December 31, 1996.

For the fourth quarter ended December 31, 1996, the Company reported a net loss of $2,436,908, or $0.18 per share, compared to a net loss of $1,584,145, or $0.15 per share, for the same quarter last year. Operating expenses increased to $3,139,072 in the fourth quarter of 1996, compared to $1,643,677 in the fourth quarter 1995. The increase in operating expenses is due to research and development spending, new hires, and the development of the necessary infrastructure to support the growth of the Company. Net interest income increased to $702,164 in the fourth quarter ended December 31, 1996, compared to $59,532 for the same quarter last year, as a result of the net proceeds invested from the Company's sale of shares of Common Stock in May 1996.

"We continue to make progress in the transition from a working prototype to a medical device that is manufactured under GMP conditions. We are working with our manufacturing partner, SeaMED Corporation to build the first GMP pre-production systems for delivery in early second quarter of 1997," stated Lawrence H.N. Kinet, Chairman and CEO of Aksys, Ltd. "Concurrently, we are working with the FDA to define an agreed set of protocols for limited clinical trials planned for the fourth quarter of 1997."

For the twelve month period ended December 31, 1996, the Company reported a net loss of $7,819,037, or $0.63 per share, compared to a net loss of $5,344,663, or $0.52 per share, for the same twelve month period in 1995. Operating expenses increased to $9,622,693 for the twelve month period of 1996, compared to $5,497,373 for the same twelve month period in 1995. Net interest income for the twelve month period ended December 31, 1996 was $1,803,656 compared to net interest income of $152,710 for the same period in 1995.

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. These products and services include the Company's lead product in development, the Aksys PHD Personal Hemodialysis System/TM/ which is designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care.

                                   - more -

AKSYS, LTD. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER ENDED DECEMBER 31, 1996
Page 2


This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results (including the timetable for building the first pre-production machines and finalization of protocols for clinical trials) could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the development and manufacturing milestones, changes in GMP requirements, risks related to the regulatory approval process, whether and when the Company will obtain clearance from the FDA of a 510(K) premarket notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance, and risks associated with the commencement of clinical trials based on an approved Investigative Device Exemption (IDE), a prerequisite for the commencement of such trials.


                         - financial table to follow -

                          AKSYS, LTD. AND SUBSIDIARY
                       (A Development Stage Enterprise)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)


                                    Three Months Ended               Twelve Months Ended
                                       December 31,                      December 31,
                                    1996           1995                1996         1995
                                -------------   ------------       -------------  ------------
Revenues:                       $     -         $    -             $     -        $    -

Expenses:
 Research and development           2,097,742      1,320,390           6,515,485     4,261,230
 General and administrative         1,041,330        323,287           3,107,208     1,236,143
                                -------------   ------------       -------------  ------------

Operating loss                     (3,139,072)    (1,643,677)         (9,622,693)   (5,497,373)

Other income (expense):
 Interest income                      703,286         61,969           1,811,585       163,613
 Interest expense                      (1,122)        (2,437)             (7,929)      (10,903)
                                -------------   ------------       -------------  ------------
                                      702,164         59,532           1,803,656       152,710
                                -------------   ------------       -------------  ------------

Net loss                        $  (2,436,908)  $ (1,584,145)      $  (7,819,037) $ (5,344,663)
                                =============   ============       =============  ============

Net loss per share              $       (0.18)  $      (0.15)      $       (0.63) $      (0.52)
                                =============   ============       =============  ============
Weighted average number
 of common shares outstanding      13,695,296     10,322,837          12,441,718    10,322,837
                                =============   ============       =============  ============

                                 SELECTED BALANCE SHEET DATA

                                  December 31,   December 31,
                                     1996           1995
                                =============   ============
Cash, cash equivalents and
 short-term investments         $  45,649,934   $  3,937,105
Working capital                    45,041,960      3,565,263
Long-term investments                 780,000        -
Total assets                       50,147,510      4,693,450
Total liabilities                   1,463,416        488,637
Redeemable preferred stock            -           12,406,761
Stockholders' equity (deficit)     48,684,094     (8,201,948)